Western Copper Corporation

Consolidated Financial Statements
March 31, 2007
(Unaudited- expressed in Canadian dollars)

Western Copper Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

		March 31,		December 31,
		2007		2006
	$		$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,485,558		2,290,022
Short-term investments (note 6)		33,078,928		34,791,988
Other receivables		123,802		235,367
Prepaid expenses and advances		734,566		82,608
		35,422,854		37,399,985
PROPERTY AND EQUIPMENT (note 7)		89,497		98,172

MINERAL PROPERTIES (notes 4 , 5, and 8)		47,265,078		46,507,499
		82,777,429		84,005,656
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities		558,801		737,314

FUTURE INCOME TAX (note 5)		11,710,372		11,710,372
		12,269,173		12,447,686
SHAREHOLDERS’ EQUITY

SHARE CAPITAL (notes 4, 5 and 9)		71,406,307		69,913,797

CONTRIBUTED SURPLUS (note 9)		21,645,416		22,455,594

DEFICIT		(22,543,467)		(20,811,421)

ACCUMULATED OTHER COMPREHENSIVE INCOME		-		-
		70,508,256		71,557,970
		82,777,429		84,005,656

Commitments (notes 8 and 11)

Approved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Loss, Comprehensive Loss, and Deficit (unaudited)

(expressed in Canadian dollars)

For the three month period ended March 31,	2007	2006
	$	$

EXPLORATION EXPENSES	1,247,119	112,131

ADMINISTRATIVE EXPENSES
Accounting and legal	91,812	-
Office and administration	583,875	1,000
Promotion and travel	130,000	-
Regulatory and filing fees	22,949	-

	828,636	1,000

LOSS BEFORE OTHER ITEMS	2,075,755	113,131

OTHER ITEMS
Interest income	(341,352)	-
Foreign exchange	(2,357)	-

LOSS and COMPREHENSIVE LOSS FOR THE PERIOD	1,732,046	113,131

DEFICIT – BEGINNING OF PERIOD	20,811,421	17,569,236

DEFICIT – END OF PERIOD	22,543,467	17,682,367

BASIC AND DILUTED LOSS PER SHARE (note 9)	0.02	-

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING (note 9)	71,915,552	-

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Cash Flow (unaudited)

(expressed in Canadian dollars)

For the three month period ended March 31,	2007	2006
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(1,732,046)	(113,131)
Items not affecting cash
Amortization	8,675	-
Stock-based compensation (note 10)	302,246	-

	310,921	-

Change in non-cash working capital items (note 13)	(570,947)	1,000

	(1,992,072)	(112,131)
FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	227,676
Issue of Class A voting shares	-	1,000
Exercise of stock options	368,900	-

	368,900	228,676
INVESTING ACTIVITIES
Decrease in short-term investments (note 6)	1,713,060	-
Mineral property expenditures (note 13)	(894,352)	(100,000)
Net expenditures on property and equipment	-	(15,545)

	818,708	(115,545)
Increase (decrease) in cash and cash equivalents	(804,464)	1,000

Cash and cash equivalents - Beginning of the period	2,290,022	-

Cash and cash equivalents - End of the period	1,485,558	1,000
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Share Capital
			Contributed		Shareholders’
	Number of	Amount	surplus	Deficit	equity
	shares	$	$	$	$

Balance – December 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841

Class A voting shares issued (note 9)	100,000,000	1,000	-	-	1,000

Funding by Western Silver Corporation	-	-	267,829	-	267,829

Pursuant to the Plan of Arrangement
with Western Silver Corporation and
Glamis Gold Ltd. – May 3, 2006
(note 4)
Redemption of Class A voting
shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Common shares issued	49,246,413	-	-	-	-
Transfer of assets (note 4)	-	42,732,313	(4,545,474)	-	38,186,839
Stock options granted	-	(2,649,933)	2,649,933	-	-
Warrants issued	-	(1,195,886)	1,195,886	-	-

Pursuant to the Plan of Arrangement
with Lumina Resources Corp. –
November 30, 2006 (note 5)
Common shares issued	21,301,442	28,756,947	-	-	28,756,947
Stock options granted	-	-	1,390,450	-	1,390,450

Expiry of common share rights	(65,153)	-	-	-	-

Stock options exercised	1,041,334	900,174	-	-	900,174
Transfer of value on exercise of stock
options	-	1,370,182	(1,370,182)	-	-

Stock-based compensation	-	-	865,075	-	865,075

Loss for the year	-	-	-	(3,242,185)	(3,242,185)

Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	940,000	368,900	-	-	368,900
Transfer of value on exercise of stock
options	-	1,123,610	(1,123,610)	-	-

Stock-based compensation	-	-	313,432	-	313,432

Loss for the year	-	-	-	(1,732,046)	(1,732,046)

Balance – March 31, 2007	72,464,036	71,406,307	21,645,416	(22,543,467)	70,508,256

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

1	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2006. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2006 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

2	Nature of operations

Western Copper Corporation (Western Copper or the Company) is an exploration stage company that is directly engaged in exploration of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

3	Change in accounting policies

New accounting policy

Financial instruments

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a) Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

  Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale”. Due to their short-term nature, their carrying value equals their fair value;

  Other receivables and advances are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, Comprehensive Income, introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended March 31, 2007.

c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

4	Plan of arrangement – Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Carmacks Copper Project and the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred
pursuant to the plan of arrangement	$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

42,732,313

Pursuant to the agreement, each Western Silver stock option holder received one stock option of Western Copper. A total of 2,013,168 stock options were granted as a result of the transaction. The intent of the agreement was to substitute the existing Western Silver stock options with comparable value instruments. Each stock option granted had an exercise price of $0.88. The other terms are comparable to those of the Western Silver stock options exchanged.

As part of the agreement, Western Copper was also required to issue a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant expires on May 3, 2008. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the agreement.

The fair values of the stock options granted and the warrants issued are included in contributed surplus until they are exercised:

Fair value
Stock options granted	$
Warrants issued	2,649,933
1,195,886

3,845,819

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Expected stock price volatility	69.97%
Expected option term, in years	2.3
Average risk-free interest rate	2.79%
Expected dividend yield	-

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. The statements of loss and deficit for the period ended March 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred in that period.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

We caution users of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. As a separate entity, management anticipates that Western Copper will have significantly higher general and administrative expenses.

5	Plan of arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

The total purchase price of $30,539,440 was determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1.0

Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$1.35

Fair value of Western Copper shares issued	$28,756,947

Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1.0
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$1.17

Fair value of Western Copper stock options granted	$1,390,450

Western Copper transaction expenses	$392,043

Purchase price	$30,539,440

1

The fair value of a Western Copper stock option presented above is the weighted average of the fair value of the individual stock option grants. The weighted average figure has been rounded for its presentation above.

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Expected stock price volatility	89%
Expected option term, in years	1.5-2.0
Average risk-free interest rate	3.10%
Expected dividend yield	-

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

The purchase price was allocated as follows:

Purchase price allocation	$

Mineral properties
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658
$41,884,377

Cash and cash equivalents	$251,278
Amounts receivable	$20,564
Future income tax liability	$(11,614,580)
Accounts payable	$(2,199)

$30,539,440

6	Short-term investments

	March 31,	December 31,
	2007	2006
	$	$

Guaranteed Investment Certificate	32,200,000	34,200,000
Maturity date: July 30, 2007
Annual interest rate: 4.05%
Redeemable on demand
Accrued interest	878,928	591,988

	33,078,928	34,791,988

7	Property and equipment

			March 31,	December 31,
			2007	2006

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,634	36,334	33,300	36,719
Office furniture and
equipment	24,486	8,733	15,753	16,977
Leasehold improvements	63,203	22,759	40,444	44,476

	157,323	67,826	89,497	98,172

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

8	Mineral properties

		Canada			Mexico

		Yukon	British	Northwest	Chihuahua
			Columbia	Territories

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Option payment	-	-	60,000	-	-	60,000
Claims maintenance	-	4,095	-	-	-	4,095
Travel	-	-	850	-	-	850
Exploration	-	1,507	681,103	10,024	-	692,634

March 31, 2007	4,300,000	13,860,650	16,902,440	11,882,682	319,306	47,265,078

Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 4).

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 31, 2007, Western Copper has made $400,000 in advance royalty payments.

The Carmacks Copper Project was previously written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. As at March 31, 2007, the Company was in the process of updating its feasibility study and had not yet been able to conclude that there has been a change in the fair value of the Carmacks Copper Project. Accordingly, Western Copper continued expensing all ongoing costs related to exploration of the Carmacks Copper Project during the period ended March 31, 2007.

Western Copper released the results of its updated feasibility study on the Carmacks Copper Project on April 26, 2007. Based on these results, management will reassess its estimate of the Carmacks Copper Project’s fair value for accounting purposes.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The Casino porphyry copper-gold-molybdenum property is located in west- central Yukon. The property comprises 161 mineral claims.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold Ltd. $1 million in cash or in Western Copper shares by July 15, 2007. The payment method is at the option of Western Copper.

Should it make a production decision, Western Copper will also be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.
Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The Hushamu property is located on northern Vancouver Island.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga) and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

  $60,000 in cash on February 3, 2007 (paid); and
  $80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)
Redstone (100% - Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The property comprises five mining leases and 55 mineral claims. The only known mineralization exists on the area covered by the 5 mining leases.

Should production be achieved, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 4). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

On July 28, 2005, the Company and Queenston Mining Inc. signed an option and joint venture agreement. Pursuant to the option and joint venture agreement, Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 to June 30, 2006 (completed);
  an additional US$300,000 on or before June 30, 2007 (completed);

  an additional US$400,000 on or before June 30, 2008; and
  an additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time Queenston makes a production decision, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits royalty. If the Company elects the 25% participating interest, further pre-production and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

9	Share capital and contributed surplus

	a)	Share capital

Authorized - Unlimited common shares without par value

Issued – 72,464,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 4).

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 4).

Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods (note 4).

	b)	Contributed surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance transferred on May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks Copper Project were acquired.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

10	Stock options and warrants

a) Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2007, the Company could issue an additional 4,344,570 stock options.

A summary of the Company’s stock options outstanding at March 31, 2007 and the changes for the period then ended, is presented below:

	Number of		Weighted average
	stock options		exercise price
		$

Balance outstanding – December 31, 2006	3,606,834		1.13
Granted – January 22, 2007	275,000		1.25
Exercised	(940,000)		0.39
Cancelled	(40,000)		2.00

Balance outstanding – March 31, 2007	2,901,834		1.36

Stock options outstanding at March 31, 2007 are as follows:

	Options	Weighted	Average
Exercise	outstanding at	average	remaining
price	March 31,	exercise price	contractual life
	$2007	$	(years)

0.01 – 0.75	425,000	0.23	2.15
0.88	791,834	0.88	2.64
1.25	275,000	1.25	4.82
2.00	1,410,000	2.00	4.13

	2,901,834	1.36	3.50

Of the total stock options granted and outstanding, 1,216,834 were vested and exercisable at March 31, 2007. The weighted average exercise price of vested stock options is $0.65.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

Three month period ended March 31	2007	2006
	$	$
Statement of loss, comprehensive loss, and deficit
EXPLORATION	82,766	-
ADMINISTRATIVE EXPENSES
Office and administration	213,646	-
Promotion and travel	5,834	-
Balance Sheet
MINERAL PROPERTIES
Hushamu	8,949	-
Redstone	2,237	-
	313,432	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The Company granted 275,000 stock options to employees and directors on January 22, 2007. The fair value of these stock options was $140,250. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	82.69%
Expected option term, in years	2.0
Average risk-free interest rate	2.88%
Expected dividend yield	-

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

c)	Warrants

All warrants were exercisable at March 31, 2007. A summary of the Company’s warrants outstanding at March 31, 2007 and the changes for the period then ended, is presented below:

	Three month		Weighted	Remaining
	period ended		average	contractual
	March 31,		exercise price	life
	2007	$		(years)

Balance outstanding – December 31, 2006	2,562,979		3.50	1.34

Balance outstanding – March 31, 2007	2,562,979		3.50	1.09

The fair value of the warrants was determined at the time the warrants were issued using the Black-Scholes option pricing model.

The valuation of the warrants was based on the following assumptions:

Expected stock price volatility	69.97%
Expected option term, in years	2.0
Average risk-free interest rate	2.76%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and/or warrants issued, and/or stock options and warrants vested during the period.

11	Commitments

The Company has an agreement to lease office space which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $701,359, of which $271,494 is due over the next 12 months. The remaining $429,865 is due between April 1, 2008 and October 31, 2009.

12	Segmented information

Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2007

(expressed in Canadian dollars)

Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

13	Supplemental cash flow information

For the three month period ended March 31,		2007		2006
	$		$

Change in non-cash working capital items
Receivables relating to operations		111,565		-
Prepaid expenses and advances		(651,958)		-
Accounts payable and accrued liabilities relating to operations		(30,554)		1,000

		(570,947)		1,000

Non-cash investing activities relating to mineral properties
Stock-based compensation capitalized		11,186		-
Change in Accounts payable and accrued liabilities relating to
mineral properties		(147,959)		(100,000)

14	Related party transactions

During the quarter ended March 31, 2007, the Company charged rent to one of its directors in the amount of $1,821 (2006 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at March 31, 2007 is $871 (2006 - $nil).

15	Financial instruments

The fair value of cash, cash equivalents, short-term investments, other receivables, advances, and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments.